                                 FORM 52-109FT2
                        CERTIFICATION OF INTERIM FILINGS

I, Phillip E. Casey, Chief Executive Officer of Gerdau Ameristeel Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Gerdau Ameristeel Corporation, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    May 2, 2005
         -----------------------------------




             "Phillip E. Casey"
--------------------------------------------
Phillip E. Casey
Chief Executive Officer and President

                                 FORM 52-109FT2
                        CERTIFICATION OF INTERIM FILINGS

I, Tom J. Landa, Chief Financial Officer of Gerdau Ameristeel Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Gerdau Ameristeel Corporation, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    May 2, 2005
         -----------------------------------




              "Tom J. Landa"
--------------------------------------------
Tom J. Landa
Vice-President, Chief Financial Officer and Assistant Secretary